Exhibit 99.1

NEWS RELEASE
Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP REPORTS ADJUSTED EARNINGS OF $52.4 MILLION, $0.30 PER SHARE, AND CASH FLOW FROM OPERATIONS OF $107.4 MILLION FOR FISCAL 2022

VANCOUVER, British Columbia – May 26, 2022 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) reported its financial and operating results for the fourth quarter and twelve months ended March 31, 2022 (“Fiscal 2022”). All amounts are expressed in US Dollars, and figures may not add due to rounding.

FISCAL YEAR 2022 HIGHLIGHTS

  Mined 996,280 tonnes of ore and milled 1,002,335 tonnes of ore, up 3% and 4% compared to the prior year.

  Sold approximately 6.3 million ounces of silver, 3,400 ounces of gold, 63.6 million pounds of lead, and 26.8 million pounds of zinc, representing decreases of 1%, 28%, 5% and 4% in silver, gold, lead and zinc sold, compared to the prior year. Gold sales in the prior year included one-time sales of 1,200 ounces from the remaining concentrate inventory produced at the BYP mine before it was placed on care and maintenance in 2014.

  Revenue of $217.9 million, up 13% compared to $192.1 million in the prior year.

  Net income attributable to equity holders of $30.6 million, or $0.17 per share, compared to $46.4 million, or $0.27 per share in the prior year.

  Adjusted earnings attributable to equity holders of $52.4 million, or $0.30 per share, compared to $49.8 million, or $0.28 per share in the prior year. The adjustments were made to remove impacts from non- recurring items, share-based compensation, foreign exchange gain/loss, impairment adjustments and reversals, gain/loss on equity investments and the share of associates’ operating results.

  Cash flow from operations of $107.4 million, up 25% or $21.5 million compared to $85.9 million in the prior year.

  Cash cost per ounce of silver, net of by-product credits, of negative $1.29 compared to negative $1.80 in the prior year.

  All-in sustaining cost per ounce of silver, net of by-product credits, of $8.77, compared to $7.49 in the prior year.

  Paid $4.4 million of dividends to the Company’s shareholders.

  Acquired the Kuanping silver-lead-zinc-gold project in China for $13.1 million.

  Strong balance sheet with $212.9 million in cash and cash equivalents and short-term investments, up $13.8 million or 7% compared to $199.1 million as at March 31, 2021. This does not include the investments in associates and equity investment in other companies, having a total market value of $164.3 million as at March 31, 2022 ($212.1 million as at March 31, 2021).

HIGHLIGHTS FOR Q4 FISCAL 2022

  Mined 180,505 tonnes of ore and milled 182,670 tonnes of ore, up 11% and 1%, respectively, compared to the prior year quarter.

  Sold approximately 1.2 million ounces of silver, 500 ounces of gold, 12.3 million pounds of lead, and 4.3 million pounds of zinc, up 11% and 13%, respectively, in silver and lead sold compared to the prior year quarter, and down 29% and 5%, respectively, in gold and zinc sold compared to the prior year quarter.

  Revenue of $41.6 million, up 16% or $5.9 million compared to $35.7 million in the prior year quarter.

  Net income attributable to equity holders of $4.0 million, or $0.02 per share, compared to $7.0 million, or $0.04 per share, in the prior year quarter.

  Adjusted earnings attributable to equity holders of $9.5 million, or $0.05 per share, compared to $11.0 million, or $0.06 per share, in the prior year quarter.

  Cash flow from operations of $11.4 million, up 411% or $9.2 million compared to $2.2 million in the prior year quarter.

  Cash cost per ounces of silver, net of by-product credits, of negative $0.54 compared to negative $0.39 in the prior year quarter.

  All-in sustaining cost per ounce of silver, net of by-product credits, of $12.60, compared to $12.55 in the prior year quarter.

CONSOLIDATED FINANCIAL RESULTS

	Three months ended March 31,			Year ended March 31,
	2022	2021	Changes	2022	2021	Changes
Financial
Revenue (in thousands of $)	$41,590	$35,732	16%	$217,923	$192,105	13%
Mine operating earnings (in thousands of $)	13,709	13,404	2%	84,301	84,162	0%
Net income attributable to equity holders	3,966	7,021	-44%	30,634	46,376	-34%
Earnings per share - basic ($/share)	0.02	0.04	-50%	0.17	0.27	-37%
Adjusted earnings attributable to equity holders	9,496	10,960	-13%	52,427	49,798	5%
Adjusted earning per share - basic ($/share)	0.05	0.06	-17%	0.30	0.28	7%
Net cash generated from operating activities (in thousands of $)	11,406	2,231	411%	107,378	85,912	25%
Capitalized expenditures (in thousands of $)	9,831	6,996	41%	53,991	45,556	19%
Cash and cash equivalents and short-term investments (in thousands of $)	212,925	199,092	7%	212,925	199,092	7%
Working capital (in thousands of $)	186,270	184,014	1%	186,270	184,014	1%
Metals sold
Silver (in thousands of ounces)	1,173	1,056	11%	6,265	6,315	-1%
Gold (in thousands of ounces)	0.5	0.7	-29%	3.4	4.7	-28%
Lead (in thousands of pounds)	12,279	10,876	13%	63,563	67,118	-5%
Zinc (in thousands of pounds)	4,340	4,580	-5%	26,809	27,914	-4%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($/ounce)	19.38	20.11	-4%	19.36	17.61	10%
Gold ($/ounce)	1,475	1,437	3%	1,495	1,430	5%
Lead ($/pound)	0.93	0.81	15%	0.90	0.75	20%
Zinc ($/pound)	1.22	0.98	24%	1.08	0.78	38%

1.	Fiscal 2022 Financial Results

Net income attributable to equity holders of the Company in Fiscal 2022 was $30.6 million or $0.17 per share, compared to $46.4 million or $0.27 per share in the year ended March 31, 2021 (“Fiscal 2021”).

In Fiscal 2022, the Company’s consolidated financial results were mainly impacted by i) an increase of 10%, 5%, 20% and 38%, respectively, in the realized selling prices for silver, gold, lead and zinc; offset by ii) a 1%, 28%, 5% and 4% decrease in silver, gold, lead and zinc sold; iii) a 17% increase in cash production costs per tonne, and iv) an impairment charge of $10.6 million against bond investments and a $3.5 million loss on equity investments in Fiscal 2022 while an impairment charge of $1.4 million against bond investments and a gain of $7.7 million on equity investments was recorded in Fiscal 2021.

Revenue in Fiscal 2022 was $217.9 million, up 13% or $25.8 million compared to $192.1 million in Fiscal 2021. The increase was mainly due to an increase of $29.9 million arising from the increase in the net realized silver, gold, lead and zinc selling prices; offset by a decrease of $7.8 million arising from the decrease in the quantities of silver, gold, lead and zinc sold. Revenues from silver, gold, and base metals were $121.3 million, $5.1 million, and $91.6 million, respectively, compared to $111.2 million, $6.7 million, and $74.2 million in Fiscal 2021. Revenue from the Ying Mining District was $176.8 million, up 12% compared to $157.3 million in Fiscal 2021. Revenue from the GC Mine was $41.2 million, up 24% compared to $33.3 million in Fiscal 2021. Gold sales in Fiscal 2021 included $1.5 million from sales of remaining gold concentrate inventory at the BYP mine before it was placed on care and maintenance in 2014.

Income from mine operations in Fiscal 2022 was $84.3 million, compared to $84.2 million in Fiscal 2021. Income from mine operations at the Ying Mining District was $70.0 million, down 6% compared to $74.2 million in Fiscal 2021. Income from mine operations at the GC Mine was $14.8 million, up 52% compared to $9.8 million in Fiscal 2021.

Cash flow provided by operating activities in Fiscal 2022 was $107.4 million, up 25% or $21.5 million, compared to $85.9 million in Fiscal 2021.

The Company ended the fiscal year with $212.9 million in cash, cash equivalents and short-term investments, up 7% or $13.8 million, compared to $199.1 million as at March 31, 2021.

Working capital as at March 31, 2022 was $186.3 million, up 1% or $2.3 million, compared to $184.0 million as at March 31, 2021.

2.	Q4 Fiscal 2022 Financial Results

Net income attributable to equity holders of the Company in Q4 Fiscal 2022 was $4.0 million or $0.2 per share, compared to $7.0 million or $0.04 per share in the three months ended March 31, 2021 (“Q4 Fiscal 2021”).

Compared to the prior year quarter, the Company’s consolidated financial results in Q4 Fiscal 2022 were mainly impacted by i) an increase of 3%, 15%, and 24%, respectively, in the realized selling prices for gold, lead and zinc; ii) an 11% and 13% increase in silver and lead sold; offset by iii) a 4% decrease in the realized selling price for silver; iv) a 29% and 5% decrease in gold and zinc sold; v) an 8% increase in cash production costs per tonne; and vi) a foreign exchange loss of $3.2 million.

Revenue in Q4 Fiscal 2022 was $41.6 million, up 16% or $5.7 million, compared to $35.9 million in the same prior year period. The increase was mainly due to i) an increase of $3.5 million arising from more silver and lead sold; and ii) an increase of $2.4 million arising from the increase in the net realized selling price for lead and zinc. Silver, gold and base metals sales represented $22.7 million, $0.9 million, and $18.0 million, respectively, compared to silver, gold and base metals sales of $21.2 million, $1.0 million and $13.6 million, respectively, in the same prior year period.

Income from mine operations in Q4 Fiscal 2022 was $13.7 million, up 2% compared to $13.4 million in Q4 Fiscal 2021. Income from mine operations at the Ying Mining District was $11.9 million, compared to $11.9 million in Q4 Fiscal 2021, while GC Mine was $2.0 million, up 16% compared to $1.7 million in Q4 Fiscal 2021.

Cash flows provided by operating activities in Q4 Fiscal 2022 were $11.4 million, compared to $2.2 million in Q4 Fiscal 2021. Before changes in non-cash operating working capital, cash flow provided by operating activities In Q4 Fiscal 2022 was $14.0 million, compared to $11.9 million in Q4 Fiscal 2021.

CONSOLIDATED OPERATIONAL RESULTS

	Three months ended March 31,			Year ended March 31,
	2022	2021	Changes	2022	2021	Changes
Ore Production (tonne)
Ore mined	180,505	163,072	11%	996,280	964,925	3%
Ore milled	182,670	180,674	1%	1,002,335	967,581	4%
Metal Production
Silver (in thousands of ounces)	1,146	1,195	-4%	6,149	6,331	-3%
Gold (in thousands of ounces)	0.5	0.3	67%	3.4	3.5	-3%
Lead (in thousands of pounds)	11,962	12,156	-2%	64,431	68,430	-6%
Zinc (in thousands of pounds)	4,101	4,672	-12%	26,812	28,011	-4%
Cash Costs
Cash cost per ounce of silver, net of by-product credits ($)	(0.54)	(0.39)	-38%	(1.29)	(1.80)	28%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	12.60	12.55	0%	8.77	7.49	17%
Cash production cost per tonne of ore processed ($)	92.78	85.70	8%	84.85	72.71	17%
All-in sustaining cost per tonne of ore processed ($)	171.56	156.36	10%	141.54	128.20	10%

1.	Fiscal 2022 Operational Results

In Fiscal 2022, on a consolidated basis, the Company mined 996,280 tonnes of ore, up 3% or 31,355 tonnes, compared to 964,925 tonnes in Fiscal 2021. Ore milled in Fiscal 2022 was 1,002,335 tonnes, up 4% or 34,754 tonnes, compared to 967,581 tonnes in Fiscal 2021.

In Fiscal 2022, the Company sold approximately 6.3 million ounces of silver, 3,400 ounces of gold, 63.6 million pounds of lead, and 26.8 million pounds of zinc, representing decreases of 1%, 28%, 5% and 4% respectively, in silver, gold, lead and zinc sold. Gold sold in Fiscal 2021 included one-time sales of 1,200 ounces from pre 2014 concentrate inventories at the BYP Mine.

Compared to Fiscal 2021, the Company’s production costs in Fiscal 2022 were mainly impacted by i) an overall 14.5% increase in mining contractors’ fee rate at the Ying Mining District; ii) an annual average 5% appreciation of the Chinese yuan against the US dollar, resulting in higher costs presented in US dollars; iii) an average 7% increase in employees’ pay rates; iv) an annual average 12% increase in electricity prices; and iv) the contribution rate paid for employees’ social welfare funds in China returning to the normal rate from a reduced rate granted by the Chinese government in Fiscal 2021 due to Covid-19.

In Fiscal 2022, the consolidated cash production cost per tonne of ore processed was $84.85, up 17% compared to $72.71 in Fiscal 2021. The consolidated cash mining cost was $68.90 per tonne, up 16% compared to $59.44 in Fiscal 2021. The consolidated cash milling cost was $13.43 per tonne, up 25% compared to $10.73 in Fiscal 2021.

In Fiscal 2022, the consolidated all-in sustaining production cost per tonne of ore processed was $141.54, up 10% compared to $128.20 in Fiscal 2021, but within the Company’s annual guidance.

In Fiscal 2022, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $1.29, compared to negative $1.80 in Fiscal 2021. The increase was mainly due to the increase in per tonne cash production costs, offset by an increase of $2.61 in by-product credits per ounce of silver. The consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $8.77, compared to $7.49 in Fiscal 2021.

In Fiscal 2022, on a consolidated basis, a total of 426,128 metres or $20.7 million worth of diamond drilling were completed (Fiscal 2021 – 254,900 metres or $8.7 million), of which approximately 276,450 metres or $7.2 million worth of underground drilling were expensed as part of mining costs (Fiscal 2021 – 196,320 metres or $5.0 million) and approximately 149,678 metres or $13.5 million worth of drilling were capitalized (Fiscal 2021 –58,580 metres or $3.7 million). In addition, approximately 31,301 metres or $11.6 million worth of preparation tunnelling were completed and expensed as part of mining costs (Fiscal 2021 – 34,637 metres or $8.9 million), and approximately 74,062 metres or $31.0 million worth of tunnels, raises, ramps and declines were completed and capitalized (Fiscal 2021 – 85,221metres or $31.5 million).

2.	Q4 Fiscal 2022 Operational Results

In Q4 Fiscal 2022, the Company mined 180,505 tonnes of ore, up 11% or 17,433 tonnes, compared to 163,072 tonnes in Q4 Fiscal 2021. Ore milled in Q4 Fiscal 2022 was 182,670 tonnes, up 1% or 1,996 tonnes, compared to 180,674 tonnes in Q4 Fiscal 2021.

In Q4 Fiscal 2022, the Company sold approximately 1.2 million ounces of silver, 500 ounces of gold, 12.3 million pounds of lead, and 4.3 million pounds of zinc, representing increases of 11% and 13%, respectively, in silver and lead sold, and decreases of 29% and 5%, respectively, in gold and zinc sold, compared to approximately 1.1 million ounces of silver, 700 ounces of gold, 10.9 million pounds of lead, and 4.6 million pounds of zinc sold in Q4 Fiscal 2021.

In Q4 Fiscal 2022, the consolidated cash mining cost was $73.52 per tonne, compared to $70.56 in Q4 Fiscal 2021. The consolidated cash milling cost was $16.45 per tonne, compared to $12.66 per tonne in Q4 Fiscal 2021. The increase was mainly due to the same factors for the annual results.

Correspondingly, the consolidated cash production cost per tonne of ore processed for Q4 Fiscal 2022 was $92.78, up 8% compared to $85.70 in Q4 Fiscal 2021. The all-in sustaining production cost per tonne of ore processed was $171.56, up 10% compared to $156.36 in Q4 Fiscal 2021.

In Q4 Fiscal 2022, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $0.54, compared to negative $0.39 in Q4 Fiscal 2021. The consolidated all-in sustaining cost per ounce of silver, net of by-product credits was $12.60 compared to $12.55 in Q4 Fiscal 2021.

In Q4 Fiscal 2022, on a consolidated basis, approximately 66,139 metres or $2.4 million worth of diamond drilling (Q4 Fiscal 2021– 49,459 metres or $1.6 million) were completed, of which approximately 50,384 metres or $1.2 million worth of underground drilling were expensed as part of mining costs (Q4 Fiscal 2021– 41,752 metres or $0.8 million) and approximately 15,755 metres or $1.3 million worth of drilling were capitalized (Q4 Fiscal 2021–7,887 metres or $0.8 million). In addition, approximately 5,688 metres or $2.1 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q4 Fiscal 2021– 7,015 metres or $1.5 million), and approximately 13,340 metres or $5.9 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q4 Fiscal 2021– 10,803 metres or $4.7 million).

INDIVIDUAL MINE OPERATING PERFORMANCE

Ying Mining District	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Year ended March 31,
	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	2022	2021
Ore Production (tonne)
Ore mined	130,612	200,946	206,933	142,907	112,561	681,398	650,025
Ore milled	131,731	214,982	182,173	155,407	131,725	684,293	651,402
Head grades
Silver (gram/tonne)	271	258	283	279	280	272	290
Lead (%)	3.9	3.7	4.0	4.2	3.9	3.9	4.3
Zinc (%)	0.8	0.8	0.7	0.8	0.8	0.8	0.8
Recovery rates
Silver (%)	95.2	95.1	95.4	94.7	93.7	95.1	94.2
Lead (%)	96.1	95.2	95.5	95.7	95.1	95.6	96.0
Zinc (%)	57.4	64.0	56.0	59.7	65.0	59.7	62.4
Cash Costs
Cash cost per ounce of Silver, net of by-product credits ($)	1.21	1.19	0.71	0.80	1.20	0.96	(0.39)
All-in sustaining cost per ounce of silver, net of by-product credits ($)	10.76	8.36	6.88	6.54	10.00	7.93	6.09
Cash production cost per tonne of ore processed ($)	102.49	99.24	96.59	92.79	98.13	97.76	83.01
All-in sustaining cost per tonne of ore processed ($)	172.63	143.72	141.26	138.55	155.14	147.52	132.54
Metal Production
Silver (in thousands of ounces)	1,062	1,647	1,517	1,283	1,083	5,509	5,615
Gold (in thousands of ounces)	0.5	1.1	0.8	1.0	0.3	3.4	3.5
Lead (in thousands of pounds)	10,542	16,392	14,671	13,278	10,504	54,883	57,886
Zinc (in thousands of pounds)	1,317	2,347	1,584	1,519	1,496	6,767	6,916

In Fiscal 2022, a total of 351,458 metres or $15.6 million worth of diamond drilling were completed (Fiscal 2021 – 208,904 metres or $6.9 million), of which approximately 216,068 metres or $5.0 million worth of underground drilling were expensed as part of mining costs (Fiscal 2021 – 150,324 metres or $3.2 million) and approximately 135,390 metres or $10.6 million worth of drilling were capitalized (Fiscal 2021 – 58,580 metres or $3.7 million). In addition, approximately 25,134 metres or $9.9 million worth of preparation tunnelling were completed and expensed as part of mining costs (Fiscal 2021 – 22,918 metres or $6.7 million), and approximately 60,311 metres or $26.7 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Fiscal 2021 – 73,350 metres or $27.4 million).

GC Mine	Q4 2022	Q3 2022	Q2 2022	Q1 2021	Q4 2021	Year ended March 31,
	March 31, 2021	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	2022	2021
Ore Production (tonne)
Ore mined	49,893	91,126	85,535	88,328	50,511	314,882	314,900
Ore milled	50,939	89,790	89,643	87,670	48,949	318,042	316,179
Head grades
Silver (gram/tonne)	62	78	73	80	87	75	85
Lead (%)	1.4	1.5	1.7	1.5	1.7	1.5	1.7
Zinc (%)	2.8	3.2	3.3	3.3	3.3	3.2	3.4
Recovery rates
Silver (%)	82.4	83.5	84.4	84.1	81.9	83.8	82.5
Lead (%)	88.7	89.0	89.5	89.3	89.7	89.2	89.6
Zinc (%)	89.8	89.8	89.6	89.3	88.2	89.6	88.2
Cash Costs
Cash cost per ounce of Silver, net of by-product credits ($)	(16.59)	(25.84)	(22.51)	(17.96)	(12.80)	(20.91)	(11.48)
All-in sustaining cost per ounce of silver, net of by-product credits ($)	(0.39)	(9.81)	(11.61)	(7.98)	0.52	(8.07)	-
Cash production cost per tonne of ore processed ($)	67.33	56.10	55.81	52.90	58.56	56.90	51.44
All-in sustaining cost per tonne of ore processed ($)	100.13	81.50	73.76	71.67	87.69	79.56	74.09
Metal Production
Silver (in thousands of ounces)	84	187	179	190	112	640	716
Lead (in thousands of pounds)	1,420	2,586	2,942	2,600	1,652	9,548	10,544
Zinc (in thousands of pounds)	2,784	5,683	5,899	5,679	3,176	20,045	21,095

In Fiscal 2022, a total of 66,699 metres or $2.5 million worth of diamond drilling were completed (Fiscal 2021 –45,996 metres or $1.8 million), of which approximately 60,382 metres or $2.2 million worth of underground drilling were expensed as part of mining costs (Fiscal 2021 – 45,996 metres or $1.8 million) and approximately 6,317 metres or $0.3 million worth of drilling were capitalized (Fiscal 2021 – nil). In addition, approximately 6,167 metres or $1.7 million worth of preparation tunnelling were completed and expensed as part of mining costs (Fiscal 2021 – 11,719 metres or $2.2 million), and approximately 13,751 metres or $4.3 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Fiscal 2021 – 11,871 metres or $3.9 million).

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held tomorrow, Friday, May 27, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-664-6383

International Toll: 416-764-8650

Conference ID: 70727987

Participants should dial-in 10 – 15 minutes prior to the start time. A replay of the conference call and transcript will be available on the Company’s website at www.silvercorp.ca.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company’s strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) equity investments in potential world class opportunities; 4) ongoing merger and acquisition efforts to unlock value; and 5) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

ALTERNATIVE PERFORMANCE (NON-IFRS) MEAUSRES

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis (“MD&A”), Financial Statements and Notes to Financial Statements for year ended March 31, 2022, which have been posted on SEDAR under the Company’s profile at www.sedar.com and are also available on the Company's website at www.silvercorp.ca under the Investor section. This earnings release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, cash cost and all-in sustaining cost per ounce of silver, net of by-product credits, cash production cost and all-in sustaining production cost per tonne of ore processed and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description. The detailed description and reconciliation of these alternative performance (non-IFRS) measures have been incorporated by reference and can be found on page 28, section 12 – Alternative Performance (Non-IFRS) Measures in the MD&A for the year ended March 31, 2022.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors” and in the Company’s Annual Report on Form 40-F, and in the Company’s other filings with Canadian and U.S. securities regulators. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.